SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI ENTERS THE U.S. HEALTHCARE MARKET WITH MEDISMARTTM SOLUTION

●	Signs Distribution Agreement With J4 Technologies, Leading Healthcare VAR
●	Medical Card Solution Complies With Recent DHHS Guidelines
●	First Installations Expected in August 2004

Cupertino, CA and Atlanta, GA – July 7, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced that it has signed a Value Added Reseller (VAR) and licensing agreement with J4 Technologies, Inc., an Atlanta based multi-industry technology solution provider, to integrate OTI’s MediSmart contactless smart card based medical card program into J4 offerings to the health care industry in the U.S. This follows the successful implementation of OTI’s MediSmart by CareCross Health, the leading primary healthcare provider in South Africa.

The OTI-J4 Medismart solution was developed to specifically address recommendations defined by the Federal Government’s Healthcare Reform Initiative adopted by the House of Representatives in June 2003. The objectives of the Department of Health and Human Services (HHS) target:

●	Improvement of clinical decisions,
●	Reduction of duplicative data entry,
●	Reduction of medical errors or Rx, and
●	Easy and rapid access to patient medical information.

The OTI MediSmart solution, which is part of OTI’s SmartIDproduct family, provides verification of patient, physician and patient benefits. The OTI MediSmart product includes:

1.	a personal identification, biometric authentication and additional personal data sections, secured via biometric verification without the need for a mainframe or database of any kind
2.	a medical benefit, risk and management data section, accessible only by healthcare professionals including files for referrals, medical certificates and messages to facilitate better communication between healthcare professionals, and
3.	a payment portion that enables e-purse and credit and debit payments.

Another valuable feature of the system is its multiple purpose use. Cards that are issued for medical purposes could concurrently be used for Worker’s Compensation programs, secured access control, and time and attendance.

J4 MediSmart, Inc. is a subsidiary of J4 Technologies, to spearhead marketing and deployment of its newly engineered solutions utilizing OTI’s technology. The first such solution includes an Adaptive Expert System (Solvatio) to be marketed under the trademark HITStm (Health Information Technology Solutions). The HITStm process provides payers with an auditable and validatable trail of service provision through a graphic “derivation map” that shows symptom-to-diagnosis-to treatment. Additional benefits include information accessibility in medical emergencies, rapid electronic claims validation, processing and payment. The system also features tracking of under and over service provision, reduces fraud, and facilitates substantial time-savings in the administrative process both at practice and payer level.

How the Unique HITStm process works:

1.	HIPAA (Health Insurance Portability and Accountability Act OF 1996) required information of participants is collected and stored on the J4 MediSmart cards
2.	Hospital admission is facilitated by simply “waving” the patient’s Smart Card near a reader
3.	The patient authorizes release/access to their personal information through a fingerprint biometric. This fully complies with HIPAA requirements.
4.	The patient’s case is electronically retrieved from their case file in the Expert System and routed to the attending physician’s workstation. This updateable “case” provides the platform that guides the clinical encounter
5.	Upon discharge all information pertinent to the clinical encounter is automatically written to the patient’s card and updated in the Expert System

J4 MediSmart’s pricing model is based on pay-per-use, negating the need for large capital expenditure by the user. OTI generates revenues on the MediSmart contactless smart cards, readers, support and maintenance as well as on-going transaction fees. Initial market focus will be aimed at the Medicaid drug discount card program, Mental Health Monitoring and management, Medicaid/Medicare and, HMO’s.

Oded Bashan, Chairman, President and CEO of OTI said, “The U.S. introduction of OTI’s system follows the successful implementation of MediSmart by CareCross Health, the leading primary healthcare provider in South Africa where OTI’s MediSmart solution reduced CareCross call center calls by 95% resulting in tremendous savings in both treatment time and call center costs. The MediSmart solution is well suited to meet the U.S. Department of Health and Human Services guidelines, and we soon expect to announce our first local installations.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

About J4 Technologies
Incorporated in 1982 in Delaware, J4 has been an incubator and architect of a number of unique processes, some patent pending, that offer powerful solutions to industries as diverse as Construction, Mining and Petroleum. J4‘s registered corporate office is based in Atlanta GA. with service and support provided by its affiliated facility in Virginia Beach VA. For more information about J4 Medismart, Inc. contact Dirk Joubert at 770 331-9491 Website: www.medismart.net (Under Construction),

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: July 7th, 2004